

May 4, 2012

<u>Via Facsimile</u>
David W. Meline
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

> **Re: 3M Company**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-03285**

Dear Mr. Meline:

We have reviewed your letter dated April 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>General</u>

1.   You state in response to our prior comment 1 that in 2011 you reported to OFAC unlicensed sales of telecom products by your foreign affiliate into Iran. It appears from your response that the telecom products in question would not have been licensable by OFAC.

Please tell us the nature, number, and intended uses of the telecom products sold; the total dollar value and the period of the sales; the circumstances underlying the transactions; and any uses to which you are aware the products have been put in Iran after the sales. In addition, tell us whether, to the best of your knowledge, understanding, and belief, any of those products or associated technology are controlled items included in the Commerce Control List.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Timothy Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief